

GORMAN-RUPP COMPANY

ANNUAL REPORT 2008

Over 75 Years of Moving Fluids

For over 75 years, Gorman-Rupp has provided pump and pump system solutions that have exceeded the expectations of the industry







Table of Contents:

The Gorman-Rupp Company designs, manufactures and sells pumps and related equipment (pump and motor controls) for use in water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilation and air conditioning (HVAC), military and other liquid-handling applications at seven locations (Mansfield and Bellville, Ohio; Toccoa, Georgia; Royersford, Pennsylvania; St. Thomas, Ontario, Canada; County Westmeath, Ireland; and Leeuwarden, The Netherlands) and markets these products through its wholly-owned and majority-owned subsidiaries and a network of over 1,000 distributors, through manufacturers' representatives, through third-party distributor catalogs and by direct sales in the United States, Canada and the world. (See note G – Business Segment Information, page 44.)

Financial Highlights

Record Performance

Year ended December 31, (Thousands of dollars, except per share amounts)	2008	2007	% change
Operating Results			
Net sales	**$330,646**	$305,562	8.2
Net income	**27,197**	22,859	19.0
Return on net sales	**8.2%**	7.5%	–
Financial Position			
Total assets	**$231,538**	$211,534	9.5
Shareholders' equity	**158,588**	149,440	6.1
Shareholder Information			
Basic and diluted earnings per share	**$1.63**	$1.37	19.0
Dividends paid per share	**0.400**	0.388	3.1
Return on average shareholders' equity	**17.7%**	16.5%	–

36 Consecutive Years of Increased Cash Dividends

Per share data reflect the 5 for 4 stock split effective December 10, 2007.

Net Sales (Millions of Dollars)


08
331
07
306
06
271
05
231
04
204

Net Income (Millions of Dollars)


08
27.2
07
22.9
06
19.1
05
10.9
04
9.3

Basic and Diluted Earnings Per Share ($)


08
1.63
07
1.37
06
1.14
05
.66
04
.55

Dividends Paid Per Share ($)


08
0.400
07
0.388
06
0.365
05
0.358
04
0.354

Letter To Shareholders

To Our Shareholders,

2008 was another good year for the Gorman-Rupp Company. We are pleased to report record sales and earnings for your Company.

Along with record financial results, March of 2008 marked the 75th Anniversary since Herb Rupp and JC Gorman shook hands on a street corner in Mansfield, Ohio, invested $1500, and started The Gorman-Rupp Company.

This past year also saw a milestone at the Mansfield Division, with the start of construction of the second phase consolidation and expansion project. This $53 million, 460,000 square-foot addition will greatly increase efficiency and capacity at the Mansfield operations.

A few additional highlights from throughout the year are worth mentioning:

- Sales reached an all-time record of over $330 million, increasing over 8%.
- Record earnings per share of $1.63, up 19% from 2007 record levels.
- 36 consecutive years of increased cash dividends paid to shareholders.
- Recognition by *Forbes* magazine as one of the 200 Best Small Companies for the 3rd year in a row.

The global economic crisis and the weakened economies are creating an environment of cautious optimism for the Company. The lack of consumer, municipal, and overall business confidence in the economy, both domestically and internationally, has clearly affected the purchase of capital goods. As a result, the Company's fourth quarter 2008 showed a decline from the consecutive record performance of each of the first three quarters.

Where this uncertainty in the global economy will lead us in the near future remains to be seen. The infusion of Federal spending dollars, a portion of which may be directed toward desperately needed water and wastewater infrastructure projects, could be very positive for some of the markets we serve.

As we continue beyond our 75th year, the Company will continue to focus on what we do best, "To provide a quality product, competitively priced, delivered on time, backed by reliable service, at a profit that provides an equitable return to our shareholders as well as providing our employees with competitive wages and benefits."



Jeffery S. Gorman
President & Chief Executive Officer

James C. Gorman
Chairman

A History of Growth and Innovation


1933

Mansfield, Ohio 1933. America is in the midst of the Great Depression. Two engineers, J.C. Gorman and H.E. Rupp, invested $1500, shook hands, and started a pump business in a barn on the outskirts of town. The rest, as they say, is history.

The original barn has evolved into seven manufacturing facilities in four countries. But that original $1500 is all the capital that's ever been put into the Company.

In the '30s, there was no single dominant leader in the pump market. The industry comprised a large number of individual markets encompassing a multitude of pump products. J. C. Gorman and H. E. Rupp decided the way to compete successfully was to evaluate the market segments carefully and "to enter a field of pumping service only when able to provide superior products with better performance."

Through the years, our continued growth has focused on superior pump design and engineering. As a result, we have become a Company known for market innovations and improvements that continue to set the standards for the pump industry.

G&R GORMAN-RUPP PUMPS

Originated the first simplified self-priming centrifugal pump with no valves or orifices, for use in the construction industry.


'40s

Originated the trash pump with the removable end plate.


'50s

Revolutionized the diaphragm pump used by contractors, making it lighter, with greater pumping capacity.



Became the first American manufacturer to offer a complete line of submersible dewatering pumps for construction and mine applications.


'60s

Built and marketed the first self-priming centrifugal pump specifically designed for handling domestic sewage.



Produced the world's largest 12-inch self-priming centrifugal pump.



Was one of the pioneers in fast fuel technology for home fuel oil delivery and aircraft refueling.



G&R GORMAN-RUPP PUMPS

Gorman-Rupp breaks ground on the new Canadian facility.

Through the Years Continued Growth has Focused on...

Superior Pump Design and Engineering

'70s



Developed the revolutionary bellows metering pump.

GORMAN-RUPP INDUSTRIES



Orders for self-contained sewage pumping stations were at an all-time high, and a new facility was built in Mansfield, Ohio to manufacture them.

GORMAN-RUPP

GORMAN-RUPP INTERNATIONAL CO.

The Company established the Gorman-Rupp International Company and expanded its market globally.



Developed the energy-efficient U Series® self-priming centrifugal pump for industrial applications.



Purchased Patterson Pump Company, manufacturer of large volume pumps for water supply, sewage and fire protection.

'80s



Silent Pump

Introduced the Silent Pump for the construction and municipal markets.



Introduced the compact bellows metering pump.


'90s

Introduced Prime Aire® vacuum-assisted trash pumps for the construction industry.



Introduced above-ground, easy-to-service valve packages for municipal and industrial applications.



Introduced a new line of gear pumps featuring higher pressures and flows for use in industrial and medical OEM markets.



Developed a line of magnetic drive pumps with brushless DC motors for longer life.



In April of 2007, Gorman-Rupp further expanded its European presence by purchasing a 90% interest in Wavo Pompen B.V. (subsequently renamed Gorman-Rupp Europe B.V.)

GORMAN-RUPP EUROPE



AMT

Purchased American Machine and Tool Co. Inc., who manufactures and sells small pumps for industrial, construction, agricultural and consumer markets.

Gorman-Rupp is investing in state-of-the-art manufacturing facilities to continue its growth for years to come.


GORMAN-RUPP
PUMPS

Today,

over 75 Years later, Gorman-Rupp is still making history.



Introduced Super T Series® pumps with unique features that take performance and convenience to the next level.



FLO-PAK

Purchased Flo-Pak®, Inc., manufacturer of prepackaged pumping systems for the municipal, industrial, plumbing and HVAC markets.



Introduced the Ultra V Series™ of high-performance, self-priming centrifugal trash pumps.


VOORZICHTIGHEID

Establishing Gorman-Rupp Around the World

International Market



The 21st century began with the Company providing pumps to rebuild the infrastructure in Iraq and Afghanistan — ninety-two large pumps were delivered in a six-week time frame.

By 2003, the Company was shipping to more than 90 countries around the world, which accounted for $38 million in sales. By mid-2004, international business had grown to the point that the State of Ohio awarded Gorman-Rupp its third "E" Award for export sales.

The Company's European presence was further expanded in 2007 when Gorman-Rupp International Company purchased a 90% interest in Wavo Pompen B.V. (subsequently renamed Gorman-Rupp Europe B.V.), a pump manufacturer with facilities in Leeuwarden and Culemborg, The Netherlands.

And by the end of 2008, the Company was selling quality pumps to over 100 countries across the globe, helping us achieve our all-time record sales and earnings, with 31% or over $100 million of those sales coming from international shipments.



A Gorman-Rupp packaged pump station in Norway transfers sewage to a treatment plant.



Self-priming pumps used for bilge service on a ship in The Netherlands.



Roto-Prime® pumps unloading fuel trucks in the United Arab Emirates.





Providing safe water for municipalities, Patterson Pump Company pumps stand ready to serve communities throughout the world.

Creating Engineered Solutions for the Municipal Market

Municipal Market



Gorman-Rupp is known worldwide as a leader in municipal clean water and sewage handling pump systems. We manufacture an extensive line of above- and below-ground sewage pumping systems with pumps, motors, controls, piping and accessories all housed in a corrosion-resistant fiberglass enclosure that installs immediately at the job site. That's good news for the cities all across America and throughout the world having to deal with aging infrastructures that need upgrading.

Many larger cities also rely on Patterson Pump Company's large volume split case, centrifugal, axial flow and vertical pumps for dependable water supply. Gorman-Rupp and FloPak® pressure booster stations and systems combine to meet any size pressure demands by any size population. Gorman-Rupp Auto-Start pumping stations protect municipal water and sewer service by automatically converting to standby engine power during a power failure, eliminating the need for expensive generator systems.

Our commitment to advanced technology and manufacturing capability ensure Gorman-Rupp's continued leadership in the municipal market for years to come.


Silent Pump

Silent Pump portable pumping stations are used by municipalities for routine maintenance applications and a cost-effective alternative to a generator backup system.



Flo-Pak® booster stations transfer water to towers and boost low line pressure in commercial, industrial and residential areas.



Ease of service is common throughout the Gorman-Rupp sewage and booster lift station product line.



Leading the Way in Flood Control

Flood Control



Coastal communities and river towns have genuine safety concerns as well as sewer and drinking water needs, and they rely on the massive pumps manufactured by our Patterson Pump Company subsidiary to protect lives and property throughout changing weather events. Our Axial and Mixed Flow Pumps move large volumes of water continually and fast – capacities range from 2,000 to in excess of 700,000 gallons per minute.

Our response to potential flooding emergencies is just as quick. In December of 2006, the U.S. Corps of Engineers requested eight gigantic pumps by mid-August, 2007, the beginning of hurricane season, at the site of two major breeches during Katrina. Most pump manufacturers considered the time frame an impossibility and informed the Corps they would require 18 to 24 months.

Patterson made the commitment for the manufacturing, delivery and testing of the eight specially fitted, 68" x 72" Mixed Flow Pumps in a 150-day period. And we came through, with all eight pumps – after lengthy, critical dry- and wet-tests were conducted – being officially accepted by the Corps on August 15.

As the Commander of the Hurricane Protection Office of the U.S. Corps of Engineers said, "An unbelievable effort. A team effort. Patterson Pump should be proud. They were there all along the way. They understood the significance of what was going on."



72" Patterson centrifugal pumps used to pump water into Lake Bourne, Louisiana.



Patterson mixed flow pumps at a flood control facility in Louisiana.



Setting the Standards Globally for the Fire Protection Market

Fire Protection Market



Patterson Pump Company manufactures an extensive selection of centrifugal pumps and systems to meet the supply requirements of automatic sprinkler systems, fire hydrants, stand pipes, fog systems and deluge systems. Our pumps are commonly found in hotels, banks, factories, airports, schools, public buildings and hundreds of other facilities – silent sentinels standing ready against the danger and destruction of fire.

The dependability of our rugged fire pumps has made them the preferred choice in numerous large installations around the globe.

Additionally, our Mansfield Division produces a line of smaller, truck-mounted pumps that enable fire departments to siphon water out of pools or ponds where hydrants are not available, and our American Machine and Tool subsidiary produces smaller, even more portable pumps that can do the same in tight spots.



Fire pumps stand ready in installations throughout the world to provide fire suppression in buildings.



Rural fire departments rely on Gorman-Rupp pumps to provide water wherever it is needed.



Focusing on the Specialized Needs of the Industrial Market

Industrial Market



Dependability and service. These are the key elements in industrial pumping applications, and no one builds pumps that are more reliable or easier to service than Gorman-Rupp.

Gorman-Rupp industrial pumps handle everything from clear liquids to corrosive, abrasive slurries, day after day, without interruption. Mansfield Division, Patterson Pump and American Machine and Tool pumps help steel mills, paper mills, refineries, appliance plants, wineries, mines and hundreds of other facilities throughout the world run at peak capacity.

Our full line of pumps includes self-priming centrifugal, standard centrifugal, submersible, air-driven, diaphragm and rotary gear models.

Patterson Pump Company and its Flo-Pak® brand as well as AMT also serve the plumbing, heating, ventilating and air conditioning (HVAC) and private brand markets.

Gorman-Rupp Industries Division manufactures magnetic drive, bellows metering, centrifugal and oscillating pumps for OEM applications in the photo processing, appliance, medical and food service industries.



A rotary gear pump is used to transfer ink at a web press in Illinois.



Commercial laundry facilities utilize Gorman-Rupp pumps in their operations.



Super T Series® pumps are used to transfer wastewater at a hospital.



Leading the Industry in the Petroleum Market

Petroleum Market



New fuels, new vehicles, and new transportation systems constantly demand new and more efficient pump designs. And Gorman-Rupp has long been at the forefront of these changes.

Gorman-Rupp led the way in the '50s with a compact, lightweight pump design that simplified pump installation in fuel transport trucks.

In the '60s, the Company met the challenge for accelerated fuel delivery to aircraft by designing a new series of compact, high volume pumps.

Today, Gorman-Rupp pumps can be found handling aircraft fuels, missile fuels, gasoline, fuel oil, petrochemicals, and solvents. For bulk operations, Gorman-Rupp offers a series of Roto-Prime® pumps which ensure dependable, positive priming and re-priming as well as safe handling of volatile fluids.

At Gorman-Rupp, our engineers are continuing to meet the fuel-handling needs of tomorrow... safely and dependably.



A bypass pumping operation uses Gorman-Rupp pumps at a refinery in Texas.



Portability of the Tankleenor® pump allows for cleaning of underground storage tanks in restricted spaces.



Meeting the Demands of the Construction Market

Construction Market





Gorman-Rupp's experience and innovative pump designs have firmly established the Company as a leader in the construction market. The Company manufactures more models of pumps for construction applications than any other company in the world, saving contractors time and money with the right pump for the job.

Gorman-Rupp built its reputation on the workhorses of the construction pump market – self-priming, centrifugal trash pumps. These dependable, versatile performers help contractors rapidly move large volumes of water, undeterred by sticks, stones and debris. Gorman-Rupp pumps dewater quarries, streams, ditches, foundations and basements. Gorman-Rupp submersible pumps keep quietly working overtime beneath the water level and excel at dewatering narrow coffer dams and deep excavations.

Gorman-Rupp also manufactures a line of diaphragm pumps that carry off mud and sand-laden water from construction sites. When contractors need something smaller, they rely on our AMT construction pumps. The AMT line offers engine-driven centrifugal and diaphragm pumps in a variety of materials.



Gorman-Rupp Prime Aire® pump used on a sewer bypass application in Texas.



Gorman-Rupp pumps used to dewater a lagoon in Texas.



Developing Superior Solutions for the Original Equipment Manufacturing Market

OEM Market





Gorman-Rupp continues to meet the needs of the original equipment manufacturer by designing and building custom pumps and pumping systems for specific applications in a variety of industries. The emphasis is on custom engineering pumps to meet a specific manufacturer's needs. This has resulted from a business philosophy of the Company to reach out to new markets to expand and diversify the customer base.

For more than 75 years, Gorman-Rupp has provided pumping solutions for OEM applications including appliance manufacturing, heating, ventilating and air conditioning (HVAC) equipment, food processing, trucking, chemical processing, waste treatment, photo processing, printing, electronics, water reclamation, solar heating, laser cooling and automated explosives detection systems in airports.

Patterson Pump also fabricates large exhaust housings for gas turbine power generation equipment, helping to meet expanding global energy needs.



Gorman-Rupp Industries provides small pumps for many original equipment fluid-control applications.



Gorman-Rupp 80 Series® pump used in a reclaim system to transfer wastewater at an automatic car wash.



Supporting Growth and Development of the Government Market

Government Market



Gorman-Rupp has served the U.S. military for decades, providing pumps and systems that are cost-effective and dependable. Most recently, Gorman-Rupp pumps have provided support in both Iraq and Afghanistan in the distribution of water and fuel for military use and for rebuilding infrastructure.

To enhance the distribution of fuel in a safe and effective manner, Gorman-Rupp manufactures pumps necessary for complete mobile fueling systems to sustain massive daily fueling requirements in support of military missions.

Reliability, dependability and the ease of maintenance are all requirements in military applications, something that Gorman-Rupp is proud to offer.



The assault hoseline system uses Gorman-Rupp pumps to transport fuel across a flat terrain.



A U.S. Military aerial bulk fuel delivery system uses a Gorman-Rupp pump for pumping fuel to vehicles in the field.

Quality Products Start with State-of-the-Art Facilities

From a 1930's barn on the outskirts of Mansfield to seven world-class manufacturing plants, Gorman-Rupp has built its reputation in 1.2 million square feet of the most modern facilities in the Industry. Constant updates, combined with 14,000 years of current employee experience have allowed Gorman-Rupp to be an industry leader for over 75 years.



Patterson Pump, located in Toccoa, Georgia, designs, engineers and manufactures plumbing systems, control panels, fire pumps and flood control pumps.



At the Mansfield Division, prepackaged sewage lift stations are tested before shipment to assure that the entire system is functioning properly and ready for immediate installation at the job site.



AMT, a subsidiary of The Gorman-Rupp Company, engineers and designs virtually every product they sell. Pumps are completely machined, assembled and tested at the Royersford, Pennsylvania facility.



The Gorman-Rupp Industries Division manufactures pump bellows in-house using state-of-the-art injection molded technology.



State-of-the-art, fully automated machining centers like the one at the Mansfield Division provide high-speed, high-quality machining of pump castings.



The Gorman-Rupp Company's 460,000 square-foot consolidation and expansion project will greatly increase efficiency and capacity at the Mansfield operations. After the completion of Phase II, the total square-footage available will be 830,000 square feet.



Patterson Pump Company, located in Toccoa, Georgia, has the design, engineering and fabrication expertise required for manufacturing large pumps and OEM products like the turbine exhaust housing pictured here.

Our Mansfield division operates three manufacturing plants, producing a full line of pumps and wastewater pumping stations with custom-made fiberglass enclosures and electrical control panels.

In Bellville, Ohio, Gorman-Rupp Industries Division manufactures specialized small pump and valve assemblies for the Original Equipment Manufacturer (OEM) market.

Patterson Pump Company in Toccoa, Georgia builds large volume pumps and OEM assemblies. Its Flo-Pak® product line consists of pumps for the plumbing and HVAC systems markets.

The American Machine & Tool Co. plant in Royersford, Pennsylvania manufactures a large assortment of "Off-the-Shelf" industrial pumps.

To serve the Canadian market, our facility in St. Thomas, Ontario manufactures a line of pumps similar to the Mansfield Division.

Our operation in County Westmeath, Ireland assembles pumps principally for the European fire protection market.

The Gorman-Rupp Europe manufacturing facility in Leeuwarden, The Netherlands broadens our presence in Europe allowing shorter lead times.

Our warehousing facilities are strategically located in Sparks, Nevada; Sand Springs, Oklahoma; Leeuwarden, The Netherlands; and Bangkok, Thailand.



The large test-pit facility at Patterson Pump Company is used to check pumps for performance before they leave the plant.



The automated machining center at the Canadian facility in St. Thomas, Ontario is designed for high-quality, high-speed machining of pump castings.



A Worldwide Network of Experienced Distributors is Key to Our Success

Throughout the years, Gorman-Rupp meticulously built our Distributor network as each new market was developed. As a result, the Company's Distributors stock a product line they understand inside and out. The expertise and pride our distributors exhibit comes from the comprehensive training and service support they receive.

This means that customers can rely on Gorman-Rupp Distributors for their knowledge of pumps, assistance in pump selection and expert pump service. With quick turnaround on smaller pumps, the Gorman-Rupp "Off-the-Shelf" (OTS) program allows the Company's Distributors to offer over 700 products in two weeks or less. In fact, they can supply over 200 models within 24 hours.



Distributors routinely bring their customers on tours of the Gorman-Rupp facilities.



Gorman-Rupp Distributors perform multi-point maintenance on pumps before going out on rent.



A large insulation manufacturer in Norway seeks advice from the local Gorman-Rupp Distributor.

Superior Training Keeps Gorman-Rupp Ahead of the Competition



Knowledge is power. And, communicating that knowledge through a variety of educational workshops helps expand that power throughout the Company.

Gorman-Rupp conducts application seminars and classes for our employees at our training centers. These programs provide our engineering, sales, and management staff with the most current information on new and changing products, and insight into various field application problems and solutions.

Gorman-Rupp Distributors and customers regularly attend the Company's sales and service seminars at Gorman-Rupp's Mansfield, Ohio; Sparks, Nevada; Toccoa, Georgia; and St. Thomas, Ontario Canada training facilities. There is also a year-round program of shirt-sleeve seminars and demonstrations conducted at these facilities.

Gorman-Rupp also has a complete training program we take on the road for Distributors. The mobile pump display, equipped with pumps, displays, and training aids can be parked at a Distributor's or customer's facility for on-site demonstrations and training.



Customers and Distributors are transported to Gorman-Rupp plants for factory tours and seminars.



Pump system demonstrations are conducted for customers to educate them on pump performance and operation.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
The Gorman-Rupp Company

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note F to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 158 on December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Gorman-Rupp Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
February 26, 2009

Consolidated Statements of Income

(Thousands of dollars, except per share amounts)	Year ended December 31,		
	2008	**2007**	**2006**
Net sales	**$330,646**	$305,562	$270,910
Cost of products sold	**253,557**	238,110	212,234
Gross Profit	**77,089**	67,452	58,676
Selling, general and administrative expenses	**38,101**	34,567	32,411
Operating Income	**38,988**	32,885	26,265
Other income	**2,113**	2,574	1,527
Other expense	**(607)**	(76)	(66)
Income Before Income Taxes	**40,494**	35,383	27,726
Income taxes	**13,297**	12,524	8,654
Net Income	**$ 27,197**	$ 22,859	$ 19,072
Basic and Diluted Earnings Per Share	**$1.63**	$1.37	$1.14
Average number of shares outstanding	**16,705,210**	16,701,175	16,696,962

Shares outstanding and per share data reflect the 5 for 4 stock split effective December 10, 2007.

See notes to consolidated financial statements.

Consolidated Balance Sheets

(Thousands of dollars)	December 31, 2008	December 31, 2007
Assets		
Current Assets:		
Cash and cash equivalents	**$ 23,793**	$ 24,604
Short-term investments	**–**	5,586
Accounts receivable	**48,200**	47,256
Inventories:		
Raw materials and in-process	**32,996**	27,917
Finished parts	**20,288**	21,348
Finished products	**3,597**	3,958
	56,881	53,223
Deferred income taxes	**1,198**	1,567
Prepaid and other	**4,194**	3,052
Total Current Assets	**134,266**	135,288
Property, Plant and Equipment:		
Land	**1,694**	1,694
Buildings	**71,900**	51,022
Machinery and equipment	**104,436**	102,663
	178,030	155,379
Accumulated depreciation	**97,624**	95,409
Property, Plant and Equipment - Net	**80,406**	59,970
Deferred Income Taxes	**6,883**	4,510
Other	**9,983**	11,766
	$231,538	$211,534

Shares outstanding reflect the 5 for 4 stock split effective December 10, 2007.

See notes to consolidated financial statements.

	December 31, 2008	December 31, 2007
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	**$ 15,878**	$ 14,162
Payrolls and related liabilities	**7,442**	7,122
Commissions payable	**5,246**	5,008
Accrued expenses	**4,641**	4,925
Accrued postretirement and medical benefits	**2,362**	2,264
Total Current Liabilities	**35,569**	33,481
Income Taxes Payable	**863**	823
Retirement Benefits	**11,421**	–
Postretirement Benefits	**24,020**	26,661
Deferred Income Taxes	**459**	609
Minority Interest	**618**	520
Shareholders' Equity:		
Common Shares, without par value: Authorized – 35,000,000 shares; Outstanding – 16,707,535 shares in 2008 and 16,703,035 shares in 2007 (after deducting treasury shares of 604,683 in 2008 and 609,183 in 2007) at stated capital amount	**5,099**	5,098
Retained earnings	**171,312**	151,467
Accumulated other comprehensive loss	**(17,823)**	(7,125)
Total Shareholders' Equity	**158,588**	149,440
	$231,538	$211,534

Consolidated Statements of Shareholders' Equity

(Thousands of dollars, except per share amounts)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss): Pension and OPEB Adjustments	Accumulated Other Comprehensive Income (Loss): Foreign Currency Translation Adjustments	Total
Balances January 01, 2006	$ 5,095	$ 122,243	$ –	$ (290)	$ 127,048
Comprehensive income:					
Net income		19,072			19,072
Other comprehensive income				80	80
Total comprehensive income	–	19,072	–	80	19,152
Adjustment for initial application of FAS 158, net $7,168 of tax			(12,013)		(12,013)
Issuance of 3,000 common shares from treasury	2	79			81
Cash dividends - $0.365 a share		(6,126)			(6,126)
Balances December 31, 2006	5,097	135,268	(12,013)	(210)	128,142
Adoption of FASB Interpretation No. 48		(253)			(253)
Comprehensive income:					
Net income		22,859			22,859
Other comprehensive income			2,846	2,252	5,098
Total comprehensive income	–	22,859	2,846	2,252	27,957
Issuance of 3,000 common shares from treasury	1	96			97
Cash dividends - $0.388 a share		(6,503)			(6,503)
Balances December 31, 2007	5,098	151,467	(9,167)	2,042	149,440
Change in measurement date		**(837)**			**(837)**
Comprehensive income:					
Net income		**27,197**			**27,197**
Other comprehensive (loss)			**(7,581)**	**(3,117)**	**(10,698)**
Total comprehensive income (loss)	**–**	**27,197**	**(7,581)**	**(3,117)**	**16,499**
Issuance of 4,500 common shares from treasury	**1**	**167**			**168**
Cash dividends - $0.400 a share		**(6,682)**			**(6,682)**
Balances December 31, 2008	**$5,099**	**$171,312**	**$(16,748)**	**$(1,075)**	**$158,588**

Per share data reflect the 5 for 4 stock split effective December 10, 2007.

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Thousands of dollars)	Year ended December 31,		
	2008	**2007**	**2006**
Cash flows from operating activities:			
Net income	**$27,197**	$22,859	$19,072
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	**7,848**	7,597	6,688
Proceeds from insured loss	**1,093**	2,470	–
Deferred income taxes	**(2,154)**	2,490	(5,558)
Changes in operating assets and liabilities:			
Accounts receivable	**(944)**	(1,103)	(3,662)
Inventories	**(3,658)**	(1,773)	2,104
Accounts payable	**1,716**	3,376	582
Commissions payable	**238**	833	(1,220)
Income taxes	**(1,722)**	570	(821)
Postretirement benefits	**(8)**	53	2,624
Other	**(209)**	(2,537)	(1,065)
Net cash provided by operating activities	**29,397**	34,835	18,744
Cash flows from investing activities:			
Capital additions - net	**(27,909)**	(12,826)	(7,258)
Proceeds from insured loss	**428**	530	–
Redemption (purchase) of short-term investments	**5,586**	(1,385)	584
Payment for acquisitions	**–**	(3,693)	–
Net cash used for investing activities	**(21,895)**	(17,374)	(6,674)
Cash flows from financing activities:			
Cash dividends	**(6,682)**	(6,503)	(6,126)
Effect of exchange rate changes on cash	**(1,631)**	992	(45)
Net (decrease) increase in cash and cash equivalents	**(811)**	11,950	5,899
Cash and cash equivalents:			
Beginning of year	**24,604**	12,654	6,755
End of year	**$23,793**	$24,604	$12,654

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note A - Summary of Major Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Earnings per share are calculated in accordance with FAS 128 and are based on the weighted-average number of shares outstanding.

Cash Equivalents and Short-Term Investments

The Company considers highly liquid instruments with maturities of 90 days or less to be cash equivalents. The Company periodically makes short-term investments for which cost approximates market value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses from the failure of its customers to make required payments for products delivered. The Company estimates this allowance based on knowledge of the financial condition of customers, review of historical receivables and reserve trends and other pertinent information.

Inventories

Inventories are stated at the lower of cost or market. The costs for approximately 92% of inventories at December 31, 2008 and 2007 are determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method. Cost comprises materials, inbound freight costs, labor and an appropriate proportion of fixed and variable overheads, on an absorption costing basis.

Property, Plant and Equipment

Property, plant and equipment are stated on the basis of cost. Repairs and maintenance costs are expensed as incurred. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. The estimated useful life ranges from 20 to 50 years for buildings and 5 to 10 years for machinery and equipment. Long-lived assets are reviewed for impairment losses whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets. Impairment losses are recorded when the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amounts.

Goodwill and Intangibles

Goodwill in the amount of $4,053,000 resulted from an acquisition that occurred in 2002 and $745,000 from an acquisition that occured in 2007. Intangible assets in the amount of $4,687,000 relate to acquisitions that occurred in 2002, 2005 and 2007, including $1,373,000 that resulted from the acquisition of Wavo Pompen B.V. (subsequently renamed Gorman-Rupp Europe B.V.) that occurred on April 2, 2007. The value of goodwill is tested as of October 1 of each year or more frequently if events or circumstances change that would likely reduce the fair value below carrying value. The Company uses the fair market value approach to test for impairment. The fair market valuations used for the impairment tests can be affected by changes in the estimates of revenue multiples and the discount rate used in the calculations. Losses, if any, resulting from impairment tests will be reflected in operating income in the Company's income statement. No impairment resulted from the annual reviews performed in 2008 or 2007.

Amortization of other intangible assets is calculated on the straight-line basis using the following lives:

Sales contracts	18 years
Drawings	15 years
Program logic	10 years
Customer relationships	9 years
Non-compete agreements	2-3 years

Revenue Recognition

Revenue from product sales is recognized when the risks and rewards of ownership and title passes, which generally occurs upon shipment to the customer.

Concentration of Credit Risk

The Company does not require collateral from its customers and has normally had a good collection history. There were no sales to a single customer that exceeded 10% of total net sales for the years ended December 31, 2008, 2007 and 2006.

Shipping and Handling Costs

The Company classifies all amounts billed to customers for shipping and handling as revenue and reflects shipping and handling costs in cost of products sold.

Advertising

The Company expenses all advertising costs as incurred, which for the years ended December 31, 2008, 2007 and 2006, totaled $3,635,000, $3,165,000, and $3,022,000, respectively.

Product Warranties

A liability is established for estimated future warranty and service claims based on historical claim experience and specific product failures. The Company expenses warranty costs directly to cost of products sold. Changes in the Company's product warranty liability are as follows:

(Thousands of dollars)	**2008**	**2007**
Balance at beginning of year	**$1,682**	$1,216
Warranty costs accrued	**3,231**	3,033
Expenses	**(2,865)**	(2,567)
Balance at end of year	**$2,048**	$1,682

Foreign Currency Translation

Assets and liabilities of the Company's operations outside the United States which are accounted for in a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Revenues and expenses are translated at weighted-average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income (loss) within shareholders' equity.

Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in net income.

Common Stock Split

On October 26, 2007 the Company announced a five-for-four stock split effective December 10, 2007 to shareholders of record as of November 15, 2007.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

In September, 2006 the FASB issued FAS No. 157, *Fair Value Measurement (FAS 157),* which provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. FAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. FAS 157, as originally issued, was effective for fiscal years beginning after November 15, 2007. However, on December 14, 2007, the FASB issued FASB Staff Position FAS157-b, which deferred the effective date of FAS 157 for one year as it relates to non-financial assets and liabilities. The Company adopted this statement on January 1, 2008 with no impact on its consolidated financial position or results of operations.

In February, 2007 the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of SFAS 115,* which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses arising subsequent to adoption are reported in earnings. SFAS 159 was effective for the Company in 2008. The Company adopted this statement as of January 1, 2008 and elected not to apply the fair value to any of its financial instruments.

In December, 2007 the FASB issued FAS No. 141(R), *Business Combinations (FAS 141(R)),* which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquired company and the goodwill acquired. This statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for business combinations on or after January 1, 2009.

In December, 2007 the FASB issued FAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements (FAS 160),* an amendment of Accounting Research Bulletin No. 51, *Consolidated Financial Statements (ARB 51).* FAS 160 changes the accounting and reporting for minority interests, which will be recharacterized as non-controlling interests and classified as a component of equity. This new consolidation method significantly changes the accounting for transactions with minority interest holders. FAS 160 is effective for fiscal years beginning after December 15, 2008. The

Company plans to adopt FAS 160 beginning in the first quarter of fiscal 2009. The Company does not expect the impact of this option to be material on its consolidated financial position or results of operations.

Note B – Allowance for Doubtful Accounts

The allowance for doubtful accounts was $484,000 and $339,000 at December 31, 2008 and 2007, respectively.

Note C – Inventories

The excess of replacement cost over LIFO cost is approximately $49,791,000 and $45,182,000 at December 31, 2008 and 2007, respectively. Replacement cost approximates current cost. Some inventory quantities were reduced during 2008 resulting in liquidation of some LIFO quantities carried at lower costs from earlier years versus current year costs. The related effect increased net income by $907,000 ($0.05 per share). Reserves for excess and obsolete inventory totaled $2,293,000 and $2,100,000 at December 31, 2008 and 2007, respectively.

Note D – Financing Arrangements

Under an unsecured loan agreement entered into during 2008, which matures in November, 2009, subject to extension, the Company may borrow up to $25.0 million with interest at LIBOR plus .75%, adjustable and payable monthly. At December 31, 2008, there were no borrowings under this agreement. Proceeds will be used to partially finance the previously announced consolidation and expansion of the Company's Mansfield, Ohio manufacturing and office facilities.

Under an unsecured demand line of credit which matures in June, 2010, the Company may borrow up to $10.0 million with interest at LIBOR plus .75% or at alternative rates as selected by the Company. At December 31, 2008, there was $9,565,000 available for borrowing after deducting $435,000 for letters of credit.

The Company also has a $4.0 million unsecured revolving loan agreement which matures in May, 2010. At December 31, 2008 there was $1,218,000 available for borrowing after deducting $2,782,000 for letters of credit. Interest is payable quarterly at LIBOR plus .55% or at alternative rates as selected by the Company.

The $25.0 million loan agreement, the $10.0 million demand line of credit and the $4.0 million revolving loan agreement contain restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios. At December 31, 2008 the Company was in compliance with all requirements.

Interest expense, which approximates interest paid, was $45,000, $49,000 and $41,000 in 2008, 2007 and 2006, respectively.

The Company has operating leases for certain offices, manufacturing buildings, land, office equipment and automobiles. Rental expenses relating to operating leases were $762,000, $691,000 and $588,000 in 2008, 2007 and 2006, respectively.

The future minimum lease payments due under these operating leases are:

(Thousands of dollars)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Leases	$4,210	$616	$918	$733	$1,943

Note E – Income Taxes

The components of income before income taxes are:

(Thousands of dollars)	2008	2007	2006
United States	**$35,939**	$33,243	$26,001
Foreign	**4,555**	2,140	1,725
	$40,494	$35,383	$27,726

The components of income tax expense are:

(Thousands of dollars)	2008	2007	2006
Current expense:			
Federal	**$ 8,945**	$10,347	$5,334
Foreign	**1,173**	713	706
State and local	**504**	1,153	1,004
	10,622	12,213	7,044
Deferred expense (credit):			
Federal	**2,668**	225	1,549
Foreign	**(288)**	(15)	(52)
State and local	**295**	101	113
	2,675	311	1,610
	$13,297	$12,524	$8,654

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

(Thousands of dollars)	2008	2007	2006
Income taxes at statutory rate	**$14,173**	$12,384	$9,704
State and local income taxes, net of federal tax benefit	**519**	815	726
Tax credits	**(1,232)**	(350)	(1,496)
IRC Section 199	**(551)**	(508)	(125)
Dividend received from foreign subsidiary	**884**	–	–
Lower foreign taxes differential	**(709)**	–	–
Other	**213**	183	(155)
	$13,297	$12,524	$8,654

Deferred tax assets and liabilities consist of:

(Thousands of dollars)	2008	2007	2006
Deferred tax assets:			
Inventories	**$ –**	$ –	$ 235
Accrued liabilities	**2,192**	2,140	1,693
Postretirement health benefits obligation	**8,527**	9,663	10,083
Accrued pension	**2,632**	–	867
Other	**692**	550	687
Other - Canada	**172**	273	–
Total deferred tax assets	**14,215**	12,626	13,565
Deferred tax liabilities:			
Inventories	**736**	244	–
Depreciation and amortization - The Netherlands	**407**	750	–
Depreciation and amortization	**5,450**	5,324	5,607
Accrued pension	**–**	840	–
Total deferred tax liabilities	**6,593**	7,158	5,607
Net deferred tax assets	**$ 7,622**	$ 5,468	$ 7,958

The Company made income tax payments of $10,763,000, $8,925,000 and $11,982,000 in 2008, 2007 and 2006, respectively.

The Company adopted the provisions of FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. Previously, the Company had accounted for tax contingencies in accordance with Statement of Financial Accounting Standards 5, *Accounting for Contingencies*. As required by Interpretation 48, which clarifies Statement 109, *Accounting for Income Taxes*, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied Interpretation 48 to all tax positions for which the statute of limitations remained open. As a result of the implementation of Interpretation 48, the Company recognized approximately a $256,000 increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007, balance of retained earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Thousands of dollars)	2008	2007
Balance at beginning of year	$844	$987
Additions based on tax positions related to the current year	174	242
Additions for tax positions of prior years	2	14
Reductions for tax positions of prior years	(3)	(218)
Reductions due to lapse of applicable statue of limitations	(47)	(4)
Settlements	(100)	(177)
Balance at end of year	$870	$844

The amount of unrecognized tax benefits at December 31, 2008, includes $685,000 of unrecognized tax benefits which, if ultimately recognized, will reduce the Company's annual effective tax rate.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various states, local and foreign jurisdictions. Income tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2005. The Company is currently under examination by the Canadian Revenue Agency for tax years ending 2004 – 2006. Upon receipt of the final assessment, management plans to undertake a Competent Authority filing with both US and Canadian Competent Authorities to eliminate double tax treatment. Under the most recent US-Canadian tax protocol, Competent Authority assessments should achieve symmetry under binding arbitration. Any adjustment resulting from Competent Authority resolution of the examination will not have a material impact on the financial position of the Company.

The statute of limitations in several jurisdictions will expire in the next 12 months. The Company has unrecognized tax benefits of $208,000, which would be recognized if the statute of limitations expires without the relevant taxing authority examining the applicable returns.

The Company resolved income tax filing issues in several states that resulted in a $180,000 reduction which includes taxes, interest and penalties.

The Company recognizes interest accrued related to unrecognized tax benefits in income tax expense for all periods presented. The Company had accrued approximately $154,000 and $201,000 for the payment of interest and penalties at January 1, 2008 and December 31, 2008, respectively.

Note F – Pensions and Other Postretirement Benefits

The Company sponsors a defined benefit pension plan covering substantially all employees. Additionally, the Company sponsors a defined contribution pension plan at one location not participating in the defined benefit pension plan. A 401(k) plan that includes a partial Company match is also available. For substantially all United States employees hired after January 1, 2008, an enhanced 401(k) plan is available instead of the Company's defined benefit pension plan. Benefits are based on age and years of service. Current employees hired prior to January 1, 2008 will not be affected by the change. Total contributions for the defined contribution pension plan and the 401(k) plan in 2008, 2007 and 2006 were $932,000, $821,000 and $742,000, respectively.

The Company also sponsors a non-contributory defined benefit health care plan that provides health benefits to substantially all retirees and their spouses. The Company funds the cost of these benefits as incurred. For measurement purposes, a 4.0% annual rate of increase in the per capita cost of covered health care benefits for retirees age 65 and over was assumed for 2008. The rate of increase is expected to remain constant going forward.

The Company has adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS158)* for the fiscal year ending December 31, 2006. FAS 158 requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other postretirement plans in their financial statements.

The following table presents the plans' funded status as of the measurement date reconciled with amounts recognized in the Company's balance sheets as required by FAS 158.

	Pension Benefits		Postretirement Benefits	
(Thousands of dollars)	**2008**	**2007**	**2008**	**2007**
Accumulated benefit obligation at end of year	**$44,672**	$41,660	**$25,578**	$28,248
Change in benefit obligation:				
Benefit obligation at beginning of year	**$51,977**	$48,774	**$28,372**	$29,435
Service cost	**3,073**	2,479	**1,186**	1,256
Interest cost	**3,567**	2,682	**1,654**	1,616
Measurement date change	**–**	–	**474**	–
Benefits paid	**(2,902)**	(4,197)	**(1,113)**	(1,779)
Effect of foreign exchange	**–**	–	**(143)**	124
Actuarial (gain) or loss	**(218)**	2,239	**(4,853)**	(2,280)
Benefit obligation at end of year	**55,497**	51,977	**$25,577**	$28,372
Change in plan assets:				
Fair value of plan assets at beginning of year	**54,188**	44,589	**$ –**	$ –
Actual gain (loss) on plan assets	**(13,410)**	6,972	**–**	–
Employer contributions	**6,200**	6,824	**1,113**	1,779
Benefits paid	**(2,902)**	(4,197)	**(1,113)**	(1,779)
Fair value of plan assets at end of year	**44,076**	54,188	**$ –**	$ –
Funded status at measurement date	**$(11,421)**	$ 2,211		

	Pension Benefits		Postretirement Benefits	
(Thousands of dollars)	**2008**	**2007**	**2008**	**2007**
Amounts recognized in the statement of financial position consist of:				
Noncurrent assets	**$ –**	$ 2,211	**$ –**	$ –
Current liabilities	**–**	–	**(1,557)**	(1,711)
Noncurrent liabilities	**(11,421)**	–	**(24,020)**	(26,661)
	$(11,421)	$ 2,211	**$(25,577)**	$(28,372)

(Thousands of dollars)	Pension Benefits 2008	Pension Benefits 2007	Postretirement Benefits 2008	Postretirement Benefits 2007
Amounts recognized in accumulated other comprehensive income consist of:				
Net actuarial (gain) or loss	**$31,730**	$14,439	**$(4,607)**	$239
Deferred tax (benefit) charge	**(12,182)**	(5,731)	**1,807**	220
After tax actuarial (gain) or loss	**$19,548**	$ 8,708	**$(2,800)**	$459

(Thousands of dollars)	Pension Benefits 2008	Pension Benefits 2007	Postretirement Benefits 2008	Postretirement Benefits 2007
Components of net periodic benefit cost:				
Service cost	**$3,073**	$2,479	**$ 1,186**	$1,256
Interest cost	**3,567**	2,682	**1,654**	1,616
Expected return on plan assets	**(4,893)**	(3,418)	**–**	–
Recognized actuarial (gain) or loss	**794**	921	**–**	–
Net periodic benefit cost	**2,541**	2,664	**2,840**	2,872
Other changes in plan assets and benefit obligations recognized in other comprehensive income are:				
Net loss (gain)	**17,290**	(3,259)	**(4,847)**	(2,268)
Total income (loss) recognized in net periodic benefit cost and other comprehensive income	**$19,831**	$ (595)	**$(2,007)**	$ 604

The prior service cost is amortized on a straight line basis over the average remaining service period of active participants.

The gain or loss in excess of the greater of 10% of the benefit obligation or the market related value of assets is amortized on a straight line basis over the average remaining service period of active participants.

(Thousands of dollars)	Pension Benefits 2008	Pension Benefits 2007	Postretirement Benefits 2008	Postretirement Benefits 2007
Weighted-average assumptions used to determine benefit obligations at December 31, 2008 and October 31, 2007 are:				
Discount rate	**6.30%**	6.10%	**6.40%**	6.10%
Rate of compensation increase	**3.50%**	3.50%	**–**	–
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31, 2008 and October 31, 2007 are:				
Discount rate	**6.10%**	5.70%	**6.10%**	5.70%
Expected long-term rate of return on plan assets	**8.00%**	8.00%	**–**	–
Rate of compensation increase	**3.50%**	3.50%	**–**	–

The investment return of the Account's asset allocation will be measured against those of a target portfolio consisting of 60% equities, 35% fixed income securities, and 5% cash equivalents of domestic corporations. Equities (including all convertible securities) may comprise up to 70% of the account's market value, with a minimum requirement of 20%. Fixed income/floating rate securities (including preferred stocks and cash equivalents) should not exceed 80% of the Account's market value and may represent as little as 30%. Cash equivalents (including all senior debt securities with less than one year to maturity) may comprise up to 40% of the Fund's market value. Cash may constitute zero assets in the account at the manager's discretion. Non-U.S. corporate securities may comprise up to 35% of the account. The long-term growth rate of the Plan is the Consumer Price Index plus 3%.

	Pension Benefits	
(Thousands of dollars)	2008	2007
Weighted-average asset allocations at December 31, 2008 and October 31, 2007 are:		
Asset Category:		
Equity securities	**33%**	62%
Fixed income	**57%**	22%
Cash and cash equivalents	**10%**	16%
Target Asset Allocations:		
Equity securities	**20-70%**	20-70%
Debt securities	**30-80%**	30-80%
Cash and cash equivalents	**0-40%**	0-40%

Contributions

The Company expects to contribute $4.0 million to $6.0 million to its pension plan in 2009.

Expected future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

(Thousands of dollars)	2009	2010	2011	2012	2013	Thereafter
Pension	$2,972	$3,976	$4,231	$5,819	$5,659	$30,263
Postretirement	1,606	1,747	1,872	2,041	2,197	13,698

Note G - Business Segment Information

The Company operates principally in one business segment, the design, manufacture and sale of pumps and related fluid control equipment for water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilation and air conditioning (HVAC), military and other liquid-handling applications. The Company's pumps are marketed in the United States and Canada through a network of more than 1,000 distributors, through manufacturers' representatives (for sales to many original equipment manufacturers), through third-party distributor catalogs, and by direct sales. Export sales are made primarily through foreign distributors and representatives. The Company exports to more than 100 countries around the world. The components of customer sales, determined based on the location of customers, are as follows:

(Thousands of dollars)	2008	%	2007	%	2006	%
United States	**$227,423**	**69**	$217,444	71	$188,545	70
Foreign countries	**103,223**	**31**	88,118	29	82,365	30
Total	**$330,646**	**100**	$305,562	100	$270,910	100

Note H - Other Assets

The major components of other assets are:

(Thousands of dollars)	December 31, 2008	2007
Goodwill	**$4,798**	$ 4,803
Intangibles:		
Trade names	**1,020**	1,020
Drawings	**1,400**	1,400
Customer relationships	**874**	874
Non-compete agreements	**704**	713
Other intangibles	**689**	825
Prepaid pension cost	**–**	2,211
Other assets	**2,360**	1,276
	11,845	13,122
Less accumulated amortization	**(1,862)**	(1,356)
Total	**$9,983**	$11,766

Note I – Acquisitions

In April, 2007 the Company's wholly-owned subsidiary, The Gorman-Rupp International Company, purchased a 90% controlling equity interest in Wavo Pompen B.V. (subsequently renamed Gorman-Rupp Europe B.V.) for consideration (net of cash acquired) of approximately $4.1 million. The acquisition was financed with cash from the Company's treasury. The preliminary allocation of the purchase price to the business acquired was recorded as of December 31, 2007, and finalized during 2008, after an allocation of fair value to assets and liabilities acquired. The acquisition of Wavo Pompen B.V. offers the Company an expanded European presence and is a continuation of its international growth strategy.

Note J – Flood Insurance Recoveries

In August 2007, the Company's Mansfield Division assembly facility was damaged by flooding as a result of a flash flood of an adjacent creek. As of December 31, 2008, the Company incurred costs and damages related to the flood of $5.0 million. These costs included the write-off of inventory and long-lived assets, repair of property damage and other clean-up costs. The Company maintains replacement value insurance coverage, including flood insurance, which provides for reimbursement of losses resulting from property damage, loss of product and business interruption. The Company's insurance policy carries a $500,000 deductible. The Company was fully covered for losses as a result of the flood as accounted for in accordance with FASB Statement No. 5, *Accounting for Contingencies*, and FASB Interpretation No. 30, *Accounting for Involuntary Conversions of Nonmonetary Assets to Monetary Assets.* There was no material effect on earnings as a result of the flood due to the replacement value coverage of the insurance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company operates principally in one business segment, the design, manufacture and sale of pumps and related equipment for use in water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilating and air conditioning (HVAC), military and other liquid-handling applications.

Results of Operations 2008 Compared to 2007:

The Company achieved record net sales of $330.7 million in 2008 compared to the previous record of $305.6 million set in 2007, an increase of $25.1 million or 8.2%. The record level of net sales reflected the continued growth in the Company's core business of fluid-handling applications.

Sales of fire pumps for the international market contributed to the strong 2008 results, increasing by over $17 million, offsetting the decline in custom pump shipments from 2007 levels that included the shipment of pumps to New Orleans for a flood control project. Fabrication of components for the original equipment market increased by $9.5 million from 2007 levels. Sales at Gorman-Rupp Europe B.V. increased by $3.5 million reflecting the inclusion of the full year results of Gorman-Rupp Europe, acquired in April, 2007.

International sales amounted to $103.2 million in 2008 compared to $88.1 million in 2007, an increase of $15.1 million, representing a 17.1% increase from 2007 levels. This increase is primarily the result of an increased focus on international growth by the Company and strong global economies. International sales represented 31% and 29% of total sales for the Company in 2008 and 2007, respectively.

The backlog of orders at December 31, 2008 was $107.8 million compared to $116.4 million at December 31, 2007, a decrease of $8.6 million or 7.4%. The backlog decreased primarily as a result of a fourth quarter economic slowdown in orders. Almost all of the current backlog of orders is expected to ship during 2009.

Cost of products sold in 2008 was $253.6 million compared to $238.1 million in 2007, an increase of $15.5 million or 6.5%. As a percent of net sales, cost of products sold was 76.7% in 2008 compared to 77.9% in 2007. The 1.2 percentage point reduction in cost of products sold primarily related to efficiencies on increased volume at the Company's principal manufacturing facilities. Increases in material costs of $12.1 million, factory supplies of $984,000, and production labor costs and benefits of $819,000 were incurred to support the increase in sales volume. Additional depreciation expense of $656,000 was incurred due to previous years' investments in machinery, and profit sharing expense increased $489,000 due to higher operating income levels. Gross profit was $77.1 million in 2008 compared to $67.5 million in 2007, an increase of 14.2%. As a percent of net sales, gross profit was 23.3% and 22.1% in 2008 and 2007, respectively.

Selling, general and administrative (SG&A) expenses in 2008 were $38.1 million compared to $34.6 million in 2007, an increase of $3.5 million. As a percent of net sales, SG&A expenses were 11.5% during 2008 and 11.3% in 2007. Compensation increased $1.0 million as a result of additional staffing due to growth and normal compensation increases. Profit sharing expense increased $479,000 in relation to higher operating income levels. Advertising costs increased $470,000 due to costs associated with the Construction-Exposition Trade Show held once every three years. Travel expenses increased $380,000 due to the trade show and additional travel resulting from the increased sales volume. Computer system upgrades resulted in an increase in professional fees of $300,000.

Other income in 2008 was $2.1 million compared to $2.6 million in 2007, a decrease of $0.5 million or 19.2%. Interest income decreased $545,000 as the result of lower cash balances invested during the year and lower interest rates.

Other expense was $607,000 and $76,000 in 2008 and 2007, respectively. The increase was primarily due to foreign currency exchange rate losses related to the decrease in the value of the Euro and the Canadian Dollar in relation to the U.S. Dollar.

The effective income tax rate was 32.8% in 2008 compared to 35.4% in 2007, a decrease of 2.6 percentage points. The lower effective tax rate in 2008 was primarily due to the benefit from tax credits and lower foreign taxes differential.

Net income for 2008 was a record $27.2 million compared to $22.9 million in 2007, an increase of $4.3 million or 18.8%. As a percent of net sales, net income was 8.2% and 7.5% in 2008 and 2007, respectively.

Earnings per share was $1.63 in 2008 compared to $1.37 in 2007, an increase of $0.26 per share.

Cash dividends paid on common shares increased $0.012 per share during 2008 to $0.40 per share and marked the 36th consecutive year of increased cash dividends. The dividend yield at December 31, 2008 was 1.3%.

Results of Operations 2007 Compared to 2006:

The Company achieved record net sales of $305.6 million in 2007 compared to the previous record of $270.9 million set in 2006, an increase of $34.7 million or 12.8%. The record level of net sales reflected the continued organic growth in the Company's core business of fluid-handling applications. Sales of dewatering and flood control equipment contributed to the strong 2007 results. The international, fire protection and construction markets all recorded substantial increases in sales revenue in 2007. At Patterson Pump Company, a $14.0 million order was shipped for flood control and levee protection in New Orleans, contributing to a $7.2 million increase in centrifugal pump sales, while fire protection pump sales increased $11.5 million from 2006 levels as a result of continued growth in international construction activity.

Commercial market sales increased $12.7 million due to strength in the construction and rental markets. Also included in 2007 results are $3.4 million in sales from the newly acquired Wavo Pompen B.V. (renamed Gorman-Rupp Europe B.V.) subsidiary. Continued emphasis on water and wastewater infrastructure improvements, both domestically and internationally, provided for growth in sales during 2007.

Total international sales increased $5.7 million, representing a 6.9% increase from 2006 levels, and amounted to $88.1 million in 2007 compared to $82.4 million in 2006. The increase in international sales is primarily the result of an increased focus on international growth by the Company and the strong global economies.

The backlog of orders at December 31, 2007 was $116.4 million compared to $109.5 million at December 31, 2006, an increase of $6.9 million or 6.3%. Over 97 percent of the total current backlog of orders is expected to ship during 2008, with the remainder in 2009. The original equipment market, fire protection market and municipal market represent 40%, 20% and 20% respectively, of the total order backlog at December 31, 2007.

Cost of products sold in 2007 was $238.1 million compared to $212.2 million in 2006, an increase of $25.9 million or 12.2%. As a percent of net sales, cost of products sold was 77.9% in 2007 compared to 78.3% in 2006. The 0.4 percentage point reduction in cost of products sold as a percent of net sales was primarily related to efficiencies on increased volume at the Company's primary production facilities. Material costs increased $20.9 million to support the increase in sales. Health care costs for current employees increased $2.2 million due to increased claims and higher medical costs. Salaries increased $736,000 due to the inclusion of Gorman-Rupp Europe B.V. and normal salary increases. Warranty costs increased $1.1 million due to estimates related to higher sales volume and claims experience. Depreciation expense increased $578,000 due to additions of machinery and equipment purchased in 2007. Profit sharing expense increased $181,000 directly related to the higher operating income levels that were achieved during the year. Partially offsetting the increases, retirement and postretirement benefit expenses decreased $694,000 primarily from lower postretirement costs related to decreased medical costs among retirees. As a percent of net sales, gross margins were 22.1% in 2007 and 21.7% in 2006.

Selling, general and administrative (SG&A) expenses in 2007 were $34.6 million compared to $32.4 million in 2006, an increase of $2.2 million. As a percent of net sales, SG&A expenses were 11.3% during 2007 and 12.0% in 2006, with the decrease of 0.7 percentage points related primarily to the higher sales volume. Salaries increased $714,000 as a result of the filling of vacant positions, normal salary increases and the inclusion of Gorman-Rupp Europe B.V. Profit sharing expense increased $692,000 related to the higher operating income levels that were achieved during the year. Health care costs increased $242,000 due to increased claims and higher medical costs among current employees. Amortization costs increased $241,000 due to the allocation of the purchase price to intangible assets related to the acquisition of Gorman-Rupp Europe B.V. during 2007.

Other income in 2007 was $2.6 million compared to $1.5 million in 2006, an increase of $1.1 million or 73.3%. Interest income increased $719,000 as the result of higher cash balances invested during the year. Foreign currency exchange gains increased $239,000 in 2007 reflecting increases in the value of the Euro and the Canadian Dollar compared to the U.S. Dollar throughout the year.

Other expense was $76,000 and $66,000 in 2007 and 2006, respectively.

The effective income tax rate was 35.4% in 2007 compared to 31.2% in 2006, an increase of 4.2 percentage points. Tax rates in 2006 were lower due to research and development tax credits for the years 2002 through 2006 amounting to $1.5 million, and changes in state and local tax liabilities totaling $570,000. Without the research and development tax credits, the effective tax rate would have been 36.6% in 2006.

Net income for 2007 was a record $22.9 million compared to $19.1 million in 2006, an increase of $3.8 million or 19.9%. As a percent of net sales, net income was 7.5% and 7.0% in 2007 and 2006, respectively.

Earnings per share was $1.37 in 2007 compared to $1.14 in 2006, an increase of $0.23 per share, restated to reflect the five-for-four stock split distributed December 10, 2007.

Cash dividends paid on common shares increased $0.023 per share during 2007 to $0.388 per share and marked the 35th consecutive year of increased cash dividends. The dividend yield at December 31, 2007 was 1.2%. Dividend amounts reflect the five-for-four stock split distributed December 10, 2007.

In September, 2006 the FASB issued FAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS No. 158)*, which changed the accounting rules for reporting and disclosures related to pension and other post-retirement benefit plans for companies with year-ends after December 15, 2006. Effective in 2008, the Company will change the measurement date for pension and post-retirement benefit plans from October 31 to December 31 to comply with the requirements of FAS 158.

Trends

The Company is not exposed to material market risks as a result of its export sales or operations outside of the United States. Export sales are denominated predominately in U.S. dollars and made on open account or with a letter of credit.

Numerous business entities in the pump and fluid-handling industries, as well as a multitude of companies in many other industries, continue to be targeted in a series of lawsuits in several jurisdictions by various individuals seeking redress to claimed injury as a result of the entities' alleged use of asbestos in their products. The Company and two of its subsidiaries remain drawn into this mass-scaled litigation, typically as one of hundreds of co-defendants in a particular proceeding. (The vast majority of these cases are against Patterson Pump Company.) The allegations in the lawsuits involving the Company and/or its subsidiaries are vague, general and speculative, and most cases have not advanced beyond the early stage of discovery. In certain situations, the plaintiffs have voluntarily dismissed the Company and/or its subsidiaries from some of the lawsuits after the plaintiffs have acknowledged that there is no basis for their claims. In other situations, the Company and/or its subsidiaries have been dismissed from some of the lawsuits as a result of court rulings in favor of motions to dismiss and/or motions for summary judgment. In twenty-five cases, the Company and/or its subsidiaries have entered into nominal economic settlements recommended and paid for by insurers, coupled with dismissal of the lawsuits. Insurers of the Company have engaged legal counsel to represent the Company and its subsidiaries and to protect their interests.

In addition, the Company and/or its subsidiaries are parties in a small number of legal proceedings arising out of the ordinary course of business. Management does not currently believe that these proceedings, or the industry-wide asbestos litigation, will materially impact the Company's results of operations, liquidity or financial condition.

Liquidity and Sources of Capital

Cash equivalents and short-term investments totaled $23.8 million and there was no bank debt at December 31, 2008. In addition, the Company had $35,783,000 available in bank lines of credit after deducting $3,217,000 in outstanding letters of credit. The Company was in compliance with all restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios at December 31, 2008.

Capital expenditures for 2009, consisting principally of machinery and equipment and completion of the Phase II expansion and consolidation of the Mansfield, Ohio manufacturing facilities, are estimated to be $35 to $45 million. They are expected to be financed through internally generated funds and existing lines of credit. During 2008, 2007 and 2006, the Company financed its capital improvements and working capital requirements principally through internally generated funds, proceeds from short-term investments and line of credit arrangements with banks. There was no debt outstanding at December 31, 2008.

The Company began construction in 2008 of the consolidation and expansion of a manufacturing facility in Mansfield, Ohio. Capital expenditures of $21.5 million were incurred during 2008 for construction, site preparation and architectural and design engineering services. Total capital expenditures of $23.9 million have been incurred as of December 31, 2008.

Cash provided by operating activities was $29.4 million, $34.8 million and $18.7 million in 2008, 2007 and 2006, respectively. In 2008, additional cash was generated principally due to increased net income and the reduction of prepaid income taxes applied to the Company's current tax liability.

Insurance proceeds of $1.5 million were received in 2008, and $3.0 million in 2007 related to a flood that occurred in August of 2007 at one of the Company's Mansfield, Ohio assembly and office facilities. Proceeds from the insurance company were used to replace inventory and equipment, and to rebuild offices damaged in the flood.

Cash used for investing activities was $21.9 million, $17.4 million and $6.7 million for 2008, 2007 and 2006, respectively, and normally consists of investments in machinery and equipment. The Company's 2008 net capital expenditures were $27.9 million compared to $12.8 million in 2007, an increase of $15.1 million.

Cash used for financing activities was $6.7 million in 2008, $6.5 million in 2007 and $6.1 million in 2006. Cash dividends constituted the major portion of cash outflows.

The changes in foreign currency translation against the U.S. dollar decreased cash by $1,631,000 in 2008, increased cash by $992,000 in 2007, and increased cash by $45,000 in 2006. The decrease in 2008 is primarily due to the decline in the value of the Euro and the Canadian Dollar compared to the U.S. Dollar.

The ratio of current assets to current liabilities was 3.8 to 1 and 4.0 to 1 at December 31, 2008 and 2007, respectively. Management believes that the Company has adequate working capital and a healthy liquidity position.

Critical Accounting Policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, management selects the principle or method that is appropriate in Gorman-Rupp's specific circumstances. Application of these accounting principles requires management to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates. In preparing these financial statements, management has made its best estimates and judgments of the amounts and disclosures included in the financial statements, giving due regard to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions pertaining to the accounting policies described below.

Revenue Recognition

Substantially all of Gorman Rupp's revenues are recognized when the risks and rewards of ownership and title passes, which generally occurs when products are shipped to unaffiliated customers. The Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. The Company has concluded that its revenue recognition policy is appropriate and in accordance with generally accepted accounting principles and SAB No. 104.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations to Gorman-Rupp (e.g., bankruptcy filings, substantial down-grading of credit scores, etc.), the Company records a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes reserves for bad debts based on the length of time the receivables are past due. If circumstances change (e.g., an unexpected material adverse change in a major customer's ability to meet its financial obligations), the Company's estimates of the recoverability of amounts due could be reduced by a material amount. Historically, the Company's collection history has been good.

Inventories and Related Allowance

Inventories are valued at the lower of cost or market value and have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on a variety of factors, including historical inventory usage and management evaluations. Historically, the company has not experienced large write-offs due to obsolescence. The Company uses the last-in, first-out (LIFO) method for primarily all of its inventories.

Pension Plans and Other Postretirement Benefit Plans

The Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("FAS 158") effective January 1, 2006. FAS 158 requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other postretirement plans in their financial statements.

The measurement of liabilities related to pension plans and other postretirement benefit plans is based on management's assumptions related to future events including interest rates, return on pension plan assets, compensation increases and health care cost trend rates. The Company uses a measurement date of December 31 for benefit plan determinations. The discount rates used to determine the present value of future benefits are based on effective yields of investment grade fixed income investments. The discount rate used to value pension plan and postretirement obligations was 6.30% at December 31, 2008 and 6.10% at October 31, 2007. Annual expense amounts are determined based on the discount rate at October 31 of the prior year. The expected rate of return on pension assets is designed to be a long-term assumption that will be subject to year-to-year variability. The rate for 2008 and 2007 was 8.00%. During 2007, the fair market value of pension assets increased. Actual pension plan asset performance will either reduce or increase unamortized losses which will ultimately affect net income. The assumed rate of compensation increase was 3.50% in 2008 and 2007.

The assumption used for the rate of increase in medical costs over the next five years was essentially unchanged in 2008 from 2007. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a one-percentage point change in the assumed health care cost trend rate would have the following effects:

	One-Percentage Point	
(Thousands of dollars)	**Increase**	**Decrease**
Effect on total of service and interest cost components in 2008	$ 251	$ (228)
Effect on accumulated postretirement benefit obligation as of December 31, 2008	1,513	(1,403)

The overall effect of changes noted in the above assumptions will increase pension and postretirement expenses.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Realization of the Company's deferred tax assets is principally dependent upon the Company's achievement of projected future taxable income, which management believes is sufficient to fully utilize the deferred tax assets recorded.

Goodwill and Other Intangibles

The Company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in goodwill and other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over their estimated useful lives. SFAS 142 establishes a two-step method for testing goodwill for impairment on an annual basis (or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value). SFAS 142 also requires that an identifiable intangible asset that is determined to have an indefinite useful economic life not be amortized, but separately tested for impairment using a one-step fair value based approach. The value of goodwill is tested for impairment as of October 1 of each year, or more frequently if events or circumstances change that would likely reduce the fair value below carrying value. The Company uses the fair market value approach to test for impairment. The fair market valuations used for the impairment tests can be affected by changes in the estimates of the revenue multiples and the discount rate used in the calculations. Losses, if any, resulting from impairment tests will be reflected in operating income in the Company's income statement. No impairment resulted from the annual reviews performed in 2008 or 2007.

Amortization of other intangible assets is calculated on the straight-line basis using the following lives:

Sales contracts	18 years
Drawings	15 years
Program logic	10 years
Customer relationships	9 years
Non-compete agreements	2-3 years

Other Matters

Transactions with related parties are in the ordinary course of business and are not material to Gorman-Rupp's financial position, net income or cash flows. Gorman-Rupp does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated "special purpose entities." Gorman-Rupp is also not a party to any long-term debt agreements, or any material capital leases, operating leases or purchase obligations.

Report of Management on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Management and Directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management concluded the Company maintained effective internal control over financial reporting as of December 31, 2008.

Jeffrey S. Gorman

Jeffrey S. Gorman

President and Chief Executive Officer

Robert E. Kirkendall

Robert E. Kirkendall

Senior Vice President and Chief Financial Officer

February 26, 2009

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Board of Directors and Shareholders of
The Gorman-Rupp Company

We have audited The Gorman-Rupp Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Gorman-Rupp Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Gorman-Rupp Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 of The Gorman-Rupp Company and our report dated February 26, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Cleveland, Ohio
February 26, 2009

Eleven-Year Summary of Selected Financial Data

(Thousands of dollars, except per share amounts)

	2008	2007	2006	2005
Operating Results:				
Net sales	**$330,646**	$305,562	$270,910	$231,249
Gross profit	**77,089**	67,452	58,676	47,071
Income taxes	**13,297**	12,524	8,654	6,235
Net income	**27,197**	22,859	19,072	10,903
Depreciation and amortization	**7,848**	7,597	6,688	6,808
Interest expense	**45**	49	41	25
Return on net sales (%)	**8.2**	7.5	7.0	4.7
Sales dollars per employee	**302.5**	286.9	258.3	233.3
Income dollars per employee	**24.9**	21.5	18.2	11.0
Financial Position:				
Current assets	**$134,266**	$135,288	$120,118	$110,501
Current liabilities	**35,569**	33,481	27,646	28,219
Working capital	**98,697**	101,807	92,472	82,282
Current ratio	**3.8**	4.0	4.3	3.9
Property, plant and equipment – net	**$ 80,406**	$ 59,970	$ 52,351	$ 51,505
Capital additions - net	**27,909**	12,826	7,258	3,189
Total assets	**231,538**	211,534	187,540	179,541
Long-term debt	**-**	-	-	-
Shareholders' equity	**158,588**	149,440	128,142	127,048
Dividends paid	**6,682**	6,503	6,126	5,983
Average number of employees	**1,093**	1,065	1,049	991
Shareholder Information: (1)				
Basic and diluted earnings per share	**$1.63**	$1.37	$1.14	$0.66
Cash dividends per share	**0.400**	0.388	0.365	0.358
Shareholders' equity per share at December 31	**9.49**	8.95	7.67	7.61
Average number of shares outstanding	**16,705,210**	16,701,175	16,696,962	16,692,273

(1) Shares outstanding and per share data reflect the 5 for 4 stock split effective December 10, 2007.

Summary of Quarterly Results of Operations

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2008 and 2007:

(Thousands of dollars, except per share amounts)

Quarter Ended 2008	Net Sales	Gross Profit	Net Income	Basic and Diluted Earnings per Share
First Quarter	**$ 81,434**	**$19,844**	**$ 7,152**	**$0.43**
Second Quarter	**84,031**	**20,406**	**7,895**	**0.47**
Third Quarter	**84,188**	**20,172**	**7,385**	**0.44**
Fourth Quarter	**80,993**	**16,667**	**4,765**	**0.29**
Total	**$330,646**	**$77,089**	**$27,197**	**$1.63**

(1) Per share data reflect the 5 for 4 stock split effective December 10, 2007.

2004	2003	2002	2001	2000	1999	1998
$203,554	$195,826	$195,081	$203,169	$190,384	$182,239	$174,162
42,425	41,851	41,451	48,108	48,430	46,347	43,713
5,075	4,613	5,267	8,450	8,400	8,460	7,400
9,277	9,787	8,936	14,585	13,796	13,081	11,752
7,179	7,274	7,035	7,128	6,863	6,489	6,330
40	56	72	116	183	55	188
4.6	5.0	4.6	7.2	7.2	7.2	6.7
211.4	196.4	185.1	195.2	186.5	177.6	170.4
9.6	9.8	8.5	14.0	13.5	12.7	11.5
$96,974	$95,718	$85,315	$90,575	$83,745	$79,641	$80,012
21,112	21,908	19,282	18,103	19,079	17,439	17,431
75,862	73,810	66,033	72,472	64,666	62,202	62,581
4.6	4.4	4.4	5.0	4.4	4.6	4.6
$54,812	$54,338	$57,757	$53,895	$57,885	$53,609	$43,916
7,500	3,698	5,765	3,139	11,439	16,182	9,327
165,673	162,395	154,302	149,569	147,337	138,331	128,933
-	-	291	-	3,413	3,107	783
121,898	117,918	112,912	109,366	101,455	93,751	85,162
5,907	5,809	5,550	5,475	5,322	5,152	4,983
963	997	1,054	1,041	1,021	1,026	1,022
$0.55	$0.58	$0.54	$0.87	$0.82	$0.78	$0.70
0.354	0.348	0.333	0.328	0.318	0.307	0.297
7.30	7.07	6.77	6.55	6.05	5.59	5.07
16,686,997	16,681,146	16,675,287	16,708,026	16,761,442	16,766,702	16,793,724

Quarter Ended 2007	Net Sales	Gross Profit	Net Income	Basic and Diluted Earnings per Share(1)
First Quarter	$ 74,461	$16,065	$ 5,092	$0.30
Second Quarter	79,647	18,099	6,538	0.39
Third Quarter	74,629	16,267	5,475	0.33
Fourth Quarter	76,825	17,021	5,754	0.35
Total	$305,562	$67,452	$22,859	$1.37

Corporate Officers



James C. Gorman, 84
Chairman
Joined the Company, June 1949



Jeffrey S. Gorman, 56
President and Chief Executive Officer
Joined the Company, January 1978



Robert E. Kirkendall, 66
Senior Vice President and
Chief Financial Officer
Joined the Company, April 1978



Wayne L. Knabel, CPA, 62
Vice President Finance
Joined the Company, March 2008



Judith L. Sovine, CPA, 64
Treasurer
Joined the Company, September 1979



Ronald D. Pittenger, 49
Assistant Treasurer
Joined the Company, March 1993



William D. Danuloff, 61
Vice President and
Chief Information Officer
Joined the Company, May 1971



David P. Emmens, JD, 60
Corporate Counsel and Secretary
Joined the Company, October 1997



Lee A. Wilkins, 54
Vice President Human Resources
Joined the Company, October 1990

Division and Subsidiary Managers



Mansfield Division
Mansfield, Ohio

Mark L. Kreinbihl, 53
Vice President and General Manager
Joined the Company, March 1988



Patterson Pump Company
Toccoa, Georgia

Albert F. Huber, 55
President
Joined Patterson, May 1975
Joined the Company, November 1988



Gorman-Rupp Industries Division
Bellville, Ohio

Michael Hill, 52
General Manager
Joined the Company, November 2003
(Previous Service 1983 - 2001)



American Machine and Tool Co., Inc. of Pennsylvania
Royersford, Pennsylvania

Keith Bearde, 52
President and General Manager
Joined AMT, 1977
Joined the Company, February 2002



Gorman-Rupp of Canada Limited
St. Thomas, Ontario, Canada

Gary W. Creeden, 62
Vice President and
General Manager
Joined the Company, January 1989



Patterson Pump Ireland Limited
Country Westmeath, Ireland

Rod Pelot, 55
Managing Director
Joined Patterson, 1988
Joined the Company, August 1999



Gorman-Rupp Europe B.V.
Leeuwarden, The Netherlands

Anton Rosier, 60
Managing Director
Joined Wavo Pompen, 1968
Joined the Company, April 2007

Board of Directors



James C. Gorman, 84
Chairman
Elected to Board 1946



Jeffrey S. Gorman, 56
President and Chief Executive Officer
Elected to Board 1989



Thomas E. Hoaglin, 59
Chairman, President and Chief Executive Officer, Huntington Bancshares, Inc.
(Retired February 2009)
Elected to Board 1993
(Previous Service 1986 - 1989)



Christopher H. Lake, 44
President
SRI Quality System Registrar
Elected to Board 2000



Peter B. Lake, Ph.D., 66
Chief Executive Officer
SRI Quality System Registrar
Elected to Board 1975



Rick R. Taylor, 61
President
Jay Industries
Elected to Board 2003



W. Wayne Walston, JD, 66
Beers Mallers Backs & Salin, LLP
Elected to Board 1999

Directors' Committees

Audit Review Committee

Thomas E. Hoaglin, Chairman
Peter B. Lake, Ph.D.
W. Wayne Walston, JD

Pension Committee

Peter B. Lake, Ph.D., Chairman
Rick R. Taylor
W. Wayne Walston

Compensation Committee

W. Wayne Walston, JD, Chairman
Thomas E. Hoaglin
Christopher H. Lake

Nominating Committee

Christopher H. Lake, Chairman
Thomas E. Hoaglin
Rick R. Taylor

Shareholder Information

Comparison of 5-Year Cumulative Total Shareholder Return Among The Gorman-Rupp Company, NYSE Alternext Exchange Index and Peer Group Index



DOLLARS
275
250
225
200
175
150
125
100
75
50
25
0
2003
2004
2005
2006
2007
2008
The Gorman-Rupp Company
NYSE Alternext Exchange Index
Peer Group Index

ASSUMES $100 INVESTED ON JANUARY 01, 2004 AND DIVIDENDS REINVESTED THROUGH YEAR ENDING DECEMBER 31, 2008.

Set forth above is a line graph comparing the yearly percentage change in the cumulative total shareholder return, including reinvested cash dividends, on the Company's Common Shares against the cumulative total return of the NYSE Alternext Exchange Index and a Peer Group Index for the period of five fiscal years commencing January 1, 2004 and ending December 31, 2008. The issuers in the Peer Group Index were selected on a line-of-business basis by reference to SIC Code 3561—Pumps and Pumping Equipment. The Peer Group Index is composed of the following issuers: Ampco-Pittsburgh Corp., Colfax Corp., Flowserve Corp., Graco Inc., Idex Corp., Pentair Inc., Robbins & Myers Inc. and Roper Industries Inc., in addition to the Company.

Ranges of Stock Prices

The high and low sales price and dividends per share for common shares traded on the NYSE Alternext Exchange were:

	Sales Price of Common Shares				Dividends Per Share	
	2008		**2007**		**2008**	**2007**
	High	**Low**	**High**	**Low**		
First Quarter	**$34.60**	$25.65	**$34.02**	$21.61	**$.100**	$.096
Second Quarter	**45.38**	30.60	**28.20**	23.99	**.100**	.096
Third Quarter	**45.85**	35.50	**28.32**	22.44	**.100**	.096
Fourth Quarter	**38.91**	18.25	**36.50**	26.41	**.100**	.100

Per share data and sales price reflect the 5 for 4 stock split effective December 10, 2007.

Shareholder information reported by Transfer Agent and Registrar, National City Bank, February 4, 2009.

	Holders	**Shares**
Individuals	1,106	2,520,068
Nominees, brokers and others	15	14,187,467
Total	1,121	16,707,535

An additional 604,683 common shares are held in Treasury.

Annual Meeting

The annual meeting of the shareholders of The Gorman-Rupp Company will be held at the Company's Training Center, 270 West Sixth Street, Mansfield, Ohio, on April 23, 2009 at 10:00 a.m., Eastern Daylight Time.

Transfer Agent and Registrar

National City Bank
P. O. Box 92301
Cleveland, Ohio 44193-0900
Phone 800-622-6757

Principal Office

The Gorman-Rupp Company
305 Bowman Street
Mansfield, Ohio 44903-1689

Mailing Address

The Gorman-Rupp Company
P. O. Box 1217
Mansfield, Ohio 44901-1217
Phone 419-755-1011
Fax 419-755-1263

Investor Information

Contact:
Robert E. Kirkendall
Senior Vice President and
Chief Financial Officer
Phone 419-755-1294
Fax 419-755-1263
Email robertk@gormanrupp.com

Exchange Listing

NYSE Alternext Exchange
Symbol GRC
(formerly the American Stock Exchange)

Independent Auditors

Ernst & Young LLP
925 Euclid Avenue
Suite 1300
Cleveland, Ohio 44115-1476

(continued on following page)

Incorporated

April 18, 1934, under the laws of the State of Ohio

SEC Form 10-K

The SEC Annual Report Form 10-K is available free of charge by written request to:

David P. Emmens
Corporate Secretary
The Gorman-Rupp Company
P. O. Box 1217
Mansfield, Ohio 44901-1217

Phone 419-755-1477
Fax 419-755-1263

Internet Information

Information about the Company, its U.S. Securities and Exchange Commission filings and its products are available through Gorman-Rupp's web site at: **www.gormanrupp.com**

To Buy or Sell Stock

Stock cannot be purchased or sold directly through The Gorman-Rupp Company. Purchases and sales of the Company's stock generally are made through a Securities Dealer or through the Dividend Reinvestment Plan offered through National City Bank.

In addition, Employees of the Company may purchase shares through an Employee Stock Purchase Plan offered through monthly deductions from their paychecks.

Open Enrollment Dividend Reinvestment and Stock Purchase Plan

National City Bank offers a convenient plan for investment in shares of common stock of The Gorman-Rupp Company. Investors may buy or sell common shares of The Gorman-Rupp Company through National City's Open Enrollment Dividend Reinvestment and Stock Purchase Plan. Initial investments may be made from a minimum of $500 to a maximum of $10,000. Any subsequent investments may be made for a minimum of $50 to a maximum of $5,000 per month. For additional information please contact The Gorman-Rupp Company, Attention: Corporate Secretary, for a copy of the Plan brochure, or call a customer service representative at National City Bank.

Phone 800-622-6757

Direct Dividend Deposit

Gorman-Rupp offers the opportunity to have your dividend directly deposited into your checking or savings account. Your dividend is available to you on the payment date.

For additional information, call a customer service representative at National City Bank.

Phone 800-622-6757

Safe Harbor Statement

This Annual Report contains various forward-looking statements and includes assumptions concerning The Gorman-Rupp Company's operations, future results and prospects. These forward-looking statements are based on current expectations and are subject to risk and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, The Gorman-Rupp Company provides the following cautionary statement identifying important economic, political and technological factors, among others, the absence of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include the following: (1) continuation of the current and projected future business environment, including interest rates and capital and consumer spending; (2) competitive factors and competitor responses to Gorman-Rupp initiatives; (3) successful development and market introductions of anticipated new products; (4) stability of government laws and regulations, including taxes; (5) stable governments and business conditions in emerging economies; (6) successful penetration of emerging economies; and (7) continuation of the favorable environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.

Divisions and Subsidiaries

The Gorman-Rupp Company
305 Bowman Street
P. O. Box 1217
Mansfield, OH 44901-1217
Phone 419-755-1011
Fax 419-755-1263
www.gormanrupp.com

Mansfield Division
305 Bowman Street
P. O. Box 1217
Mansfield, OH 44901-1217
Phone 419-755-1011
Fax 419-755-1251

Patterson Pump Company*
2129 Ayersville Road
P.O. Box 790
Toccoa, GA 30577
Phone 706-886-2101
Fax 706-886-0023

Gorman-Rupp Industries Division
180 Hines Avenue
Bellville, OH 44813
Phone 419-886-3001
Fax 419-886-2338

American Machine and Tool Co., Inc. of Pennsylvania*
400 Spring Street
Royersford, PA 19468
Phone 610-948-3800
Fax 610-948-5300

The Gorman-Rupp International Company*
305 Bowman Street
P. O. Box 1217
Mansfield, OH 44901-1217
Phone 419-755-1011
Fax 419-755-1266

Gorman-Rupp of Canada Limited*
70 Burwell Road
St. Thomas, Ontario
N5P 3R7 Canada
Phone 519-631-2870
Fax 519-631-4624

Patterson Pump Ireland Limited*
Unit 14 Mullingar Business Park
Mullingar, CO. Westmeath, Ireland
Phone 353-44-93-47078
Fax 353-44-93-47896

Gorman-Rupp Europe B.V. **
Fahrenheitweg 35
Leeuwarden, The Netherlands 8912 AK
Phone 31-58-212-3774
Fax 31-58-213-2057

*Subsidiary Companies — 100% owned
**Subsidiary Company — 90% owned



GORMAN-RUPP COMPANY

Moving Fluids Around the World